September 20, 2024

Sachin Latawa
Chief Executive Officer
Tirios Propco Series LLC
8 The Green A
Dover, DE 19901

       Re: Tirios Propco Series LLC
           Amendment No. 12 to Offering Statement on Form 1-A
           Filed August 9, 2024
           File No. 024-12277
Dear Sachin Latawa:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 12 to Offering Statement on Form 1-A
General

1.     Please confirm your understanding that:
           our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in.
           qualifying the offering statement does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the
           company   s practices.
 September 20, 2024
Page 2

      Please contact Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-
551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Arden Anderson, Esq.